FOR IMMEDIATE RELEASE

Norfolk Southern Comments on Canadian Pacific's Withdrawal of its Proposal to Acquire the Company and Related Shareholder Resolution

NORFOLK, Va., April 11, 2016 /PRNewswire/ -- Norfolk Southern Corporation (NYSE: NSC) today issued the following statement regarding Canadian Pacific's (TSX: CP) (NYSE: CP) withdrawal of its unsolicited acquisition proposal and its related shareholder resolution:

Norfolk Southern's board of directors and management team are committed to enhancing value for shareholders.  Since the company's new management team was appointed, Norfolk Southern has been focused on implementing a strategic plan to streamline operations, reduce expenses and maintain superior customer service levels.

The Norfolk Southern team has made significant progress and is on track to achieve annual productivity savings of more than $650 million and an operating ratio below 65 percent by 2020.  We are confident the continued execution of our plan will deliver superior value to all of the company's stakeholders by best positioning Norfolk Southern to succeed.

We thank our shareholders for their input and support throughout this process and our employees for their hard work and dedication to strengthening Norfolk Southern as a critical component of the nation's transportation infrastructure.

Morgan Stanley & Co. LLC and Bank of America Merrill Lynch are acting as financial advisors to Norfolk Southern Corporation and Skadden, Arps, Slate, Meagher & Flom LLP, Hunton & Williams LLP and Morrison & Foerster LLP are acting as legal advisors.

About Norfolk Southern
Norfolk Southern Corporation (NYSE: NSC) is one of the nation's premier transportation companies. Its Norfolk Southern Railway Company subsidiary operates approximately 20,000 route miles in 22 states and the District of Columbia, serves every major container port in the eastern United States, and provides efficient connections to other rail carriers. Norfolk Southern operates the most extensive intermodal network in the East and is a major transporter of coal, automotive, and industrial products.

Forward-looking statements
This news release contains forward-looking statements that may be identified by the use of words like "believe," "expect," "anticipate," "estimate," "plan," "consider," "project," and similar references to the future. Forward-looking statements reflect our good-faith evaluation of information currently available. These forward-looking statements are subject to a number of risks and uncertainties, and our actual results may differ materially from those projected. Please refer to our annual and quarterly reports filed with the SEC for a full discussion of those risks and uncertainties we view as most important. Forward-looking statements are not, and should not be relied upon as, a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved. As a result, actual outcomes and results may differ materially from those expressed in forward-looking statements. We undertake no obligation to update or revise forward-looking statements.

Contacts:

Media Inquiries:
Frank Brown, 757-629-2710 (fsbrown@nscorp.com)

Investor Inquiries:
Katie Cook, 757-629-2861 (InvestorRelations@nscorp.com)

or

Dan Katcher / Andrew Siegel / Joseph Sala
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449